 EXHIBIT 4.2

DAVIDsTEA INC.

AMENDMENT TO 2015 OMNIBUS EQUITY INCENTIVE PLAN

The first sentence of section 4(a) of the 2015 Omnibus Equity Incentive Plan is amended so as to read as follows:

“Subject to adjustment as provided in Section 4(e), the maximum number of shares of Stock that are available for issuance under Awards shall be 2,940,000 shares of Stock.”

The foregoing amendment to the 2015 Omnibus Equity Incentive Plan was adopted by the Board of Directors of DAVIDsTEA Inc. at a meeting held on June 12, 2019 and ratified, confirmed and approved by the shareholders of DAVIDsTEA Inc. at an annual and special meeting of shareholders held on July 10, 2019.